UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-07441

Sierra Monitor Corporation

(Exact name of registrant as specified in its charter)

Sierra Monitor Corporation

c/o MSA Safety Incorporated

1000 Cranberry Woods Drive

Cranberry Township, Pennsylvania 16066-5207

(724) 776-8600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: One

Explanatory Note

On May 20, 2019, pursuant to the terms of an Agreement and Plan of Merger, dated as of March 28, 2019, by and among the Registrant, MSA Safety Incorporated, a Pennsylvania corporation (“MSA”), and Gateway Merger Sub, Inc., a California corporation (“Merger Sub”), Merger Sub merged with and into the Registrant, with the Registrant continuing as the surviving corporation and an indirect, wholly owned subsidiary of MSA (the “Merger”). Upon consummation of the Merger, the sole shareholder of the Registrant was an indirect, wholly owned subsidiary of MSA.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Sierra Monitor Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 21, 2019	Sierra Monitor Corporation

	By:	/s/ Gustavo Lopez
	Name:	Gustavo Lopez
	Title:	President